UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

NightDragon Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

65413D 105

(CUSIP Number)

David G. DeWalt

NightDragon Acquisition Sponsor, LLC

101 Second Street, Suite 1275

San Francisco, California 94105

(510) 306-7780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65413D 105	13D	Page 2 of 8

(1)	NAMES OF REPORTING PERSONS NightDragon Acquisition Sponsor, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 9,660,000 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 9,660,000 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,660,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

The calculation assumes 44,160,000 shares of Class A common stock outstanding, which is the total of (i) 35,535,000 shares of Class A common stock outstanding as of March 4, 2021, as reported in the Form 8-K filed by NightDragon Acquisition Corp. (the “Issuer”) on March 4, 2021 and (ii) the 8,625,000 shares of Class A common stock issuable upon conversion of the Issuer’s Class B common stock held by NightDragon Acquisition Sponsor, LLC (the “Sponsor”).

CUSIP No. 65413D 105	13D	Page 3 of 8

(1)	NAMES OF REPORTING PERSONS David G. DeWalt
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 9,660,000 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 9,660,000 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,660,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

The calculation assumes 44,160,000 shares of Class A common stock outstanding, which is the total of (i) 35,535,000 shares of Class A common stock outstanding as of March 4, 2021, as reported in the Form 8-K filed by the Issuer on March 4, 2021 and (ii) the 8,625,000 shares of Class A common stock issuable upon conversion of the Issuer’s Class B common stock held by the Sponsor.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.00001 per share (the “Class A common stock”), of NightDragon Acquisition Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 101 Second Street, Suite 1275, San Francisco, California 94105.

Item 2. Identity and Background.

This Statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

(i)	NightDragon Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”); and

(ii)	David G. DeWalt, a citizen of the United States.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the Reporting Persons have agreed to file jointly one statement with respect to their beneficial ownership of Class A common stock. Each of the Reporting Persons is party to a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 and incorporated herein by reference.

The principal business address and principal office address of the Reporting Persons is 101 Second Street, Suite 1275, San Francisco, California.

The principal business of the Sponsor is to act as the Issuer’s sponsor. The principal occupation of Mr. DeWalt, in addition to his duties as the Chairman of the board of directors of the Issuer, is to serve as Founder and Managing Director of NightDragon Administrative LLC, a venture capital firm.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Class A common stock to which this Statement relates were purchased by the Sponsor using working capital of the Sponsor. The aggregate purchase price of the shares of Class A common stock acquired was approximately $10,375,000.

Item 4. Purpose of Transaction.

On December 14, 2020, the Sponsor purchased an aggregate of 8,625,000 founder shares of the Issuer for approximately $25,000. On January 28, 2021, the founder shares were reclassified and changed into 8,625,000 shares of Class B common stock of the Issuer.

On March 4, 2021, simultaneously with the consummation of the Issuer’s initial public offering (the “IPO”), the Sponsor purchased 1,035,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Unit Subscription Agreement, dated March 1, 2021, as more fully described in Item 6 of this Statement, which information is incorporated herein by reference. Each Placement Unit consists of one share of Class A common stock and one-fifth of one redeemable warrant, each whole warrant exercisable to purchase one share of Class A common stock, at an exercise price of $11.50 per share (as described more fully in the Issuer’s final prospectus dated March 1, 2021 (the “Final Prospectus”)).

The shares of Class A common stock beneficially owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Class A common stock from time to time and, subject to certain restrictions, may dispose of any or all of the Class A common stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

The Issuer is a newly organized blank check company formed for the purpose of effecting a merger, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Sponsor and Mr. DeWalt have agreed, among other things, (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination.

Only holders of the Issuer’s Class B common stock will have the right to vote on the election of directors and to remove directors prior to the Issuer’s initial business combination. On all other matters submitted to a vote of the Issuer’s stockholders, holders of the Issuer’s Class B common stock and holders of the Class A common stock will vote together as a single class, with each share of Class A common stock and Class B common stock entitling the holder to one vote per share.

The shares of Class B common stock will convert into shares of the Class A common stock based on the occurrence of certain triggering events, one of which will occur upon the consummation of the Issuer’s initial business combination, three of which will be based on shares of the Class A common stock trading at $12.00, $15.00 and $20.00 per share for 20 trading days within a 30-day trading period following the Issuer’s initial business combination, and one of which will be based upon a specified strategic transaction following the Issuer’s initial business combination if the effective price per share of the Class A common stock is at least equal to $12.00 in such transaction, in each case prior to the 10th anniversary of the Issuer’s initial business combination and as described in the Final Prospectus. All shares of Class B common stock that remain issued and outstanding on the 10th anniversary of the Issuer’s initial business combination will be automatically forfeited.

Any of the foregoing actions may be effected from at any time or from time to time, subject to applicable law. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) and (b)    The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of March 11, 2021, the Reporting Persons may be deemed to beneficially own 9,660,000 shares of Class A common stock, representing approximately 21.9% of the outstanding shares of the Class A common stock. The percentage in this paragraph relating to beneficial ownership of Class A common stock is based on 44,160,000 shares of Class A common stock outstanding, which is the total of (i) 35,535,000 shares of Class A common stock outstanding as of March 4, 2021, as reported in the Issuer’s Form 8-K filed on March 4, 2021 and (ii) the 8,625,000 shares of Class A common stock issuable upon conversion of the Issuer’s Class B common stock held by the Sponsor.

Mr. DeWalt, as a managing member and the holder of a majority in interest of the Sponsor’s Class M members, has the power to direct the voting and disposition of the shares of Class A common stock beneficially owned by the Sponsor, and may be deemed to be the indirect beneficial owner of such shares. Mr. DeWalt disclaims beneficial ownership of such shares for all other purposes.

The Sponsor is the direct beneficial owner of the shares of Class A common stock.

(c) Except as set forth in this Statement, none of the Reporting Persons has effected any transactions in the Class A common stock in the 60 days prior to the date of this Statement.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A common stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Unit Subscription Agreement

Simultaneously with the closing of the IPO, pursuant to the Unit Subscription Agreement, the Company completed the private placement (the “Private Placement”) of an aggregate of 1,035,000 Placement Units at a purchase price of $10.00 per Private Placement Unit.

The description of the Unit Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 4, 2021 (and is incorporated by reference herein as Exhibit 10.1).

Insider Letter

On March 1, 2021, the Sponsor and the Issuer’s directors, officers and advisors (the “Insiders”) entered into a letter agreement (the “Insider Letter”) with the Issuer pursuant to which they have agreed to vote any shares owned by them in favor of any proposed initial business combination and to waive their redemption rights with respect to their private placement shares and public shares in connection with (i) the consummation of the Issuer’s initial business combination or (ii) a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial business combination or to redeem 100% of the Issuer’s public shares if the Issuer does not complete its initial business combination within 24 months from the closing of the IPO, or 27 months from the closing of the IPO if the Issuer has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 24 months from the closing of the IPO, or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Issuer provides its public stockholders with the opportunity to redeem their shares of Class A common stock upon approval of any such amendment at a per-share price, payable in cash and out of funds legally available therefor, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares. The Insiders have also agreed pursuant to the Insider Letter to waive their rights to liquidating distributions from the trust account with respect to certain securities, and have agreed to certain transfer restrictions as well as indemnification obligations of the Sponsor.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 4, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Registration and Stockholder Rights Agreement

On March 1, 2021, in connection with the IPO, the Issuer, the Sponsor and certain other holders entered into a registration and stockholder rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. In addition, pursuant to the agreement, following completion of the Issuer’s initial business combination, the Sponsor will be entitled to designate three individuals for nomination for election to the Issuer’s board of directors.

The description of such registration and stockholder rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on March 4, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

   The following documents are filed as exhibits:

Exhibit Number	Description
10.1	Unit Subscription Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 4, 2021)

10.2	Insider Letter (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 4, 2021)

10.3	Registration and Stockholder Rights Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 4, 2021).

99.1	Joint Filing Agreement by and between the Reporting Persons, dated March 12, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2021

NIGHTDRAGON ACQUISITION SPONSOR, LLC

By:	/s/ David G. DeWalt
Name: David G. DeWalt
Title: Managing Member

DAVID G. DEWALT

By:	/s/ David G. DeWalt